Exhibit 99.1
Contact: Jonathan Brust Glowpoint, Inc. (312) 235-3888, ext. 2052 jbrust@glowpoint.com www.glowpoint.com

Glowpoint Reports Fourth Quarter and Fiscal Year 2008 Results

Achieves Record Annual Revenue in 2008; Sees Continued Strong Growth in 2009

HILLSIDE, NJ, March 31, 2009 – Glowpoint, Inc. (OTC BB: GLOW), a leading provider of advanced video communications solutions, today announced financial results for the fourth quarter and year ended December 31, 2008.

Total revenue for the year ended December 31, 2008 was a record $24.5 million, up $1.7 million, or almost 8%, from $22.8 million for fiscal 2007. Monthly recurring subscription revenue for 2008 was $17.5 million of such amount, up almost 14% from $15.4 million for 2007. Gross profit for the year increased 35% to $10.2 million from $7.6 million for 2007, driven by a substantial improvement in gross margin which increased to 41.6% for 2008 compared to 33.2% for 2007. Loss from operations for the fiscal year ended December 31, 2008 was $3.2 million, a 30.6% improvement compared to the $4.6 million loss from operations for fiscal 2007.

Total revenue for the fourth quarter of 2008 was $6.0 million compared to $5.5 million from the fourth quarter of 2007. Monthly recurring revenue for the fourth quarter was $4.5 million of such amount, up more than 13% from $4.0 million posted for the comparable quarter in 2007. Gross profit for the quarter increased 20.1% to $2.4 million from $2.0 million for the fourth quarter of 2007, driven by a substantial improvement in gross margin which increased to 40.1% for the fourth quarter of 2008 compared to 36.5% for the fourth quarter of 2007. Fourth quarter loss from operations was $1.7 million compared to $1.3 million for the fourth quarter of 2007. This increased loss from operations was primarily attributable to one-time, non-recurring charges of approximately $0.5 million - $0.3 million to settle some historical tax liabilities and approximately $0.2 million increased reserve for bad debt – and investments of approximately $0.4 million for staffing required for contracts won, the revenue from which will begin billing in the first quarter of 2009.

Key operational highlights from 2008 include the following:

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Established Recurring Revenue Model with Strong Growth Trends: Glowpoint posted record revenue of $24.5 million in 2008, driven by rapid growth of its managed VNOC service solutions – which was first launched in the second quarter of 2008 and now supports more than 100 telepresence rooms and 500 standard locations worldwide – and expected to continue to grow in response to burgeoning global demand for high definition video conferencing solutions.

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Improved Operating Performance: Glowpoint is focused on maximizing operating efficiency and minimizing costs as evidenced by the dramatically improved margins and progress toward near term profitability.

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Enhanced Service Capabilities: Glowpoint’s global solutions provide a full suite of managed services for all video communication technologies and network types including extensive business-to-business and network exchange services.

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Completed Restructuring: Glowpoint boasts a much improved balance sheet that is debt free and a simplified capital structure that consists of common stock, one series of preferred stock, warrants and options.

“We are pleased with the continued progress and scale in the business, but most exciting is the momentum in sales and our pipeline,” commented Joe Laezza, Glowpoint’s Co-CEO. “The conditions in the video communications industry, combined with further validation and demand for Glowpoint’s managed service solutions, are just the ingredients we need for continued strong growth.”

David Robinson, Glowpoint’s Co-CEO, added, “Glowpoint is now debt-free with a significantly improved balance sheet. Customers and partners see Glowpoint’s staying power and can confidently enter into long-term relationships to solve all of their video communications needs. Our managed video service offering is gaining traction and, in turn, creating numerous partnering opportunities for Glowpoint around the world, which is a critical component of our continued momentum and drive to achieve near term profitability.”

Teleconference

Glowpoint will host a conference call at 4:30 pm ET today to discuss the results and field questions from investors. Interested participants should call 866-804-6922 and use passcode 72509475. International participants should call 857-350-1668 and use the same passcode.

A recording of the conference call will be available beginning March 31 and will remain archived through April 7, 2009. To listen to the playback, please call 888-286-8010 and use passcode 58660323. For the international playback, dial 617-801-6888 and use the same passcode.

This call is being audio webcast by Thomson Financial and can be accessed at Glowpoint’s website at http://www.glowpoint.com. The audio webcast will also be distributed over Thomson Financial’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through Thomson Financial’s individual investor center at http://www.earnings.com or by visiting any of the investor sites in Thomson Financial’s Individual Investor Network, such as America Online's Personal Finance Channel, Fidelity Investments® (www.fidelity.com), and others. Institutional investors can access the call via Thomson Financial’s password-protected event management site, StreetEvents: http://www.streetevents.com.

About Glowpoint

Glowpoint, Inc. (OTC BB: GLOW.OB - News), is a leading provider of advanced video communications solutions. Glowpoint’s suite of advanced and robust telepresence and video communications solutions enable organizations to communicate with each other over disparate networks and technology platforms. Glowpoint supports thousands of video communications system in over 35 countries with its 24/7 video management services, powering Fortune 500 companies and major broadcasters, as well as global carriers and video equipment manufacturers and their customers around the world. To learn more, visit www.glowpoint.com.

The statements contained herein, other than historical information, are or may be deemed to be forward-looking statements and involve factors, risks, and uncertainties that may cause actual results in future periods to differ materially from such statements. These factors, risks, and uncertainties include market acceptance and availability of new video communication services; the nonexclusive and terminable-at-will nature of sales agent agreements; rapid technological change affecting demand for our services; competition from other video communications service providers; and the availability of sufficient financial resources to enable us to expand our operations, as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission.